

August 1, 2023

Izmet Iskandar Bin Mohd Ramli
Chief Financial Officer
Evergreen Corporation
Lot 1.02, Level 1,
Glo Damansara, 699,
Jalan Damansara,
Taman Tun Dr Ismail,
60000 Kuala Lumpur, Malaysia

> **Re: Evergreen Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2022**
> **Filed March 3, 2023**
> **File No. 001-41271**

Dear Izmet Iskandar Bin Mohd Ramli:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended November 30, 2022

General

1.   We note disclosure in your Form 14A filed on June 22, 2023 indicating that your sponsor is controlled by a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation